Exhibit 34.1
Report of Independent Registered Public Accounting Firm
To the Board of Directors of VW Credit, Inc. and
CitiBank, N.A., Indenture Trustee:
We have examined VW Credit, Inc’s (the Company) compliance with the servicing criteria set forth in Title 17, Section 229.1122(d) of the Securities and Exchange Commission’s Regulation AB for the Company’s Volkswagen Auto Loan Enhanced Trust 2008-2 asset backed securitization transactions except for the servicing criteria set forth in Sections 229.1122(d)(1)(ii)-(iv), 229.1122(d)(2)(vi), 229.1122(d)(4)(ix)-(xiii), and 229.1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the asset-backed securities transactions being serviced as of December 31, 2008 and for the period from December 29, 2008 (date of issuance of the Notes issued by Volkswagen Auto Loan Enhanced Trust 2008-2) through December 31, 2008 (the “Reporting Period”). Management is responsible for the Company’s compliance with those servicing criteria. Our responsibility is to express an opinion on the Company’s compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.
In our opinion, VW Credit, Inc. complied, in all material respects, with the aforementioned servicing criteria for the reporting period ended December 31, 2008.
/s/ Virchow Krause & Co., LLP

Southfield, Michigan
March 30, 2009